

August 1, 2013

Via E-Mail
Ms. Lauralee E. Martin
Executive Vice President and Chief Financial Officer
Jones Lang LaSalle Incorporated
200 East Randolph Drive
Chicago, Illinois 60601

      **Re:    Jones Lang LaSalle Incorporated**
             **Form 10-K for the year ended December 31, 2012**
             **Filed on February 26, 2013**
             **File No. 001-13145**

Dear Ms. Martin:

We have reviewed your response letter dated July 19, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition…, page 54

Results of Operations, pages 63-68

1) We note your response to our prior comment number 3. In your response letter dated June 13, 2012, you indicated to the extent a general description of elements of operating results are used, you would expand your disclosure to enhance those descriptions by identifying and quantifying performance indicators and other factors that are utilized by management to assess productivity for the relevant major product categories and to describe variances in your operating results. It is unclear from your response what performance indicators are driving the increases in each of your major product categories within each business segment as well as what countries within each segment are driving results and the significant comparable exchange rates relating to your international

operating results. Please include within your response a discussion of your results of operations that includes this information as well as this disclosure in future filings.

Financial Statements

Notes to Consolidated Financial Statements, page 84

7. Retirement Plans, page 107

2) We note your response to our prior comment number 6. Please tell us how you determined the expected rate of return for the year ended December 31, 2012 and the specific assumptions used. Within your response, specifically identify the assumptions that changed and the reasons for the changes that caused the actual return on plan assets to be significantly higher than the expected return.

8. Income Taxes, page 110

3) We note your response to our prior comment number 7. Please tell us how you determined the return to provision adjustment was not material to the current or prior year financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney Advisor, at (202) 551-3585 or Mike McTiernan, Assistant Director at (202) 551-3852 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief